SECU 15048788 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 12 2015

SEC FILE NUMBER
8- 42547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.W. Pressprich & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue, 12th Floor
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Scofield (212)832-6308
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Scofield, Swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedule pertaining to the firm of R. W. Pressprich & Co., as of March 11, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WAYNE CHEN
Notary Public, State of New York
No 01CH6210578
Qualified in Nassau County
Term Expires ~~September 7, 2018~~ February 28, 2018

Signature

Richard E. Scofield
Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirement Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and Rule 15c3-3 Exemption Report.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.W. PRESSPRICH & CO.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

DECEMBER 31, 2014

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONTENTS

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

The Board of Directors
R.W. Pressprich & Co. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of R.W. Pressprich & Co. and Subsidiaries as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of R.W. Pressprich & Co. and Subsidiaries as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 10, 2015

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash	$	693,254
Receivables from clearing brokers		11,888,686
Securities owned, at fair value		22,450,304
Accrued interest receivable		234,755
Deposits with clearing brokers		527,896
Property and equipment, net		4,134,994
Deferred tax assets		194,929
Restricted Cash		1,160,000
Other assets		665,258
	$	41,950,076
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	21,542,429
Accounts payable and accrued expenses		3,771,773
Accrued interest payable		107,912
Total liabilities		25,422,115
Stockholders' equity		
Class A voting common stock, no par value, 10,000 shares authorized, 1,463 shares issued, 1,463 shares outstanding		556,622
Class A-1 non-voting common stock, no par value, 30,000 shares authorized, 18,646 shares issued, 18,154 shares outstanding		14,048,123
Treasury stock (at cost): 492 shares Class A-1 non-voting		(457,462)
Retained earnings		2,380,677
Total stockholders' equity		16,527,961
	$	41,950,076

See accompanying notes to consolidated statement of financial condition.

1. Nature of business and summary of significant accounting policies

Nature of Business

R.W. Pressprich & Co. is a broker-dealer, located in New York City, New York, Boston, Massachusetts, Chicago, Illinois, New London, New Hampshire, and Plymouth, Minnesota. R.W. Pressprich & Co., Inc. is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Pressprich's operations primarily consist of principal transactions of fixed income securities, principal and agency transactions of equity securities, private placement and advisory services.

Pressprich Capital Management, LLC, ("PCM"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Funding, LLC ("Funding"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Funding II, LLC, ("Funding II"), is a majority-owned subsidiary of R.W. Pressprich & Co.

Pressprich Credit Product, LLC ("PCP"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

On February 19, 2010, R.W. Pressprich & Co., Inc., a New York corporation, re-incorporated in Delaware and simultaneously changed its name to R.W. Pressprich & Co. ("Pressprich").

Basis of Presentation and Principles of Consolidation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated financial statements include the accounts of Pressprich, PCM, Funding, Funding II and PCP (collectively the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

Securities Owned and Securities Sold, Not Yet Purchased, at fair value

All securities owned and securities sold, not yet purchased are valued at fair value and unrealized gains and losses are reflected in principal transactions.

Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy (continued)

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on the straight-line method over the estimated useful lives of the assets as follows:

Asset	Estimated Useful Lives
Office equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of Lease
Computer software	3 Years

Securities Transactions

R.W. Pressprich & Co. trades fixed income securities and related products including investment and non-investment grade corporate debt; distressed debt; bank loans; U.S. and other sovereign securities; emerging market bonds and loans; preferred stock; collateralized debt obligations and other fixed income-linked notes; airline pass-through securities; securities issued by structured investment vehicles; mortgage-related and other asset-back securities and real estate related products

The Company also acts as agent and principal (including as a market-maker) in executing transactions in cash equity and equity-related products, including common stock, convertible bonds, ADRs, global depositary receipts and exchange traded funds.

The Company also assists corporations in the private placement of their securities to institutional customers and provides certain related corporate advisory activities.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The shareholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return.

R.W. Pressprich & Co. files a consolidated return with PCM, Funding and PCP. The determination of the Company's income taxes requires judgment, the use of estimates, and the interpretation and application of complex tax laws. Judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local and foreign tax laws. The company has not identified any unrecognized tax benefits.

1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in the consolidated statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

2. Securities owned and securities sold, not yet purchased, at fair value

Details of securities owned and securities sold, not yet purchased, at fair value, at December 31, 2014, are as follows:

	Securities Owned, at fair value	Securities Sold, Not Yet Purcahsed, at fair value
U.S. Government obligations	$ 2,766,009	$ 15,414,284
Corporate bonds	18,826,897	4,339,755
Equity securities	738,079	1,739,650
Options	119,319	48,740
	$ 22,450,304	$ 21,542,429

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2014:

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the company has classified within the Level 3 category. As a result, the unrealized gain and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservale Inputs (Level 3)	Balance as of December 31, 2014
Assets (at fair value)				
Investments in securities				
U.S. Government obligations	$ 2,766,009	$ -	$ -	$ 2,766,009
Corporate bonds		18,826,897		18,826,897
Equity securities	737,011		1,068	738,079
Options	119,319			119,319
Total securities owned	$ 3,622,339	$ 18,826,897	$ 1,068	$ 22,450,304
Liabilities (at fair value)				
Securities sold short				
U.S. Government obligations	$ 15,414,284			$ 15,414,284
Corporate bonds		4,339,755		4,339,755
Equity securities	1,739,650			1,739,650
Options	48,740			48,740
Total securities sold short	$ 17,202,674	$ 4,339,755	$ -	$ 21,542,429

3. Fair value measurements (continued)

Change in Level 3 assets and liabilities measured at fair value for the year ended December 31, 2014 were as follows:

Industry	Beginning Balance January 1, 2014	Realized & Unrealized Gains/(Losses) (a)	Purchase	Sales	Ending Balance December 31, 2014
Manufacturing	614				614
Food	44				44
Transportation			4		4
Communication		66	33		99
Mining	7	297	3		307
Total Investments in Securities	665	363	40	-	1,068

(a) Realized and unrealized gains and losses are included in principal transactions in the statement of operations.

The following table summarizes the quantitative information with respect to valuation methodology and significant unobservable inputs use for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2014:

Investments Operating Companies	Fair Value at December 31, 2014	Valuation Techniques	Unobervable Inputs	Range of Inputs (Weighted Average)
Fixed Income positions	600	Proprietary	Lack of marketability	N/A
Equity positions	468	Proprietary	Lack of marketability	N/A

4. Deposits with clearing brokers

Pursuant to agreements with its clearing brokers, the Company is required to maintain clearing deposits of at least $500,000 and to maintain net capital of at least $100,000.

5. Property and equipment

Details of property and equipment at December 31, 2014 are as follows:

Office equipment	$	4,363,339
Furniture and fixtures		1,192,679
Leasehold improvements		4,266,587
Computer software		736,213
	$	10,558,818
Less accumulated depreciation and amortization		6,423,824
	$	4,134,994

6. Retirement plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The plan provides for voluntary deductions subject to annual Internal Revenue Code limitations. At management's discretion the Company may make a matching contribution. Matching contributions begin vesting after one year of service and are fully vested after three years of service. In addition, the Company established a profit sharing plan in 2002 in which voluntary contributions can be made to all eligible employees whether or not they are a 401(k) participant. For the year ended December 31, 2014, there were no contributions towards the qualified 401(k) retirement plan.

7. Commitments and contingencies

The Company is obligated under four office leases expiring on various dates through January 2023. In addition to the base rent, the leases provide for the Company to pay property taxes and operating expenses over base period amounts.

Future aggregate minimum annual rent payments under these leases at 2014 are approximately as follows:

Year ending December 31,		
2015	$	1,675,013
2016		1,668,484
2017		1,601,381
2018		1,649,173
2019		1,658,491
Thereafter		5,113,681
	$	13,366,223

As of December 31, 2014, the Company had a standby letter of credit of approximately $1,160,000 outstanding which represents a security deposit for its New York offices space lease obligation. The letter of credit is secured by Cash in the amount of approximately $1,160,000 which is included in cash.

Securities sold, not yet purchased represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

8. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $7,639,000, with approximately $7,388,000 in excess of its minimum requirement of $251,000.

9. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to exempt provision of sub paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivable from and clearing deposits with the clearing brokers are pursuant to this clearance agreement.

The Company periodically maintains a cash balance in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

11. Subsequent events

The Company has evaluated subsequent events through March 9, 2015, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnote to the financial statements.